UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:

1-9344

Airgas, Inc.

(Exact name of registrant as specified in its charter)

259 North Radnor-Chester Road, Suite 100

Radnor, PA 19087-5283

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 par value	1*
Preferred Stock Purchase Rights	0*

*On May 23, 2016, AL Acquisition Corporation, a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of L’Air Liquide, S.A., a société anonyme organized under the laws of France (“Air Liquide”) merged with and into Airgas, Inc. (“Airgas”) pursuant to the terms of the Agreement and Plan of Merger, dated as of November 17, 2015 by and among Airgas, Air Liquide and Merger Sub, with Airgas as the surviving entity. As a result of the merger, Airgas became an indirect wholly owned subsidiary of Air Liquide.

Pursuant to the requirements of the Securities Exchange Act of 1934, Airgas, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AIRGAS, INC.

	By:	/s/ Robert H. Young, Jr.
Date: June 2, 2016	Name:	Robert H. Young, Jr.
	Title:	Senior Vice President and General Counsel